UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                             Maximum Dynamics, Inc.

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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   57774K-10-9

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                                 (CUSIP Number)

 Eric Majors, 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903
                                 (719) 381-1728
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 February, 2004
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.   57774K-10-9
---------

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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).

                           Johannes Clausen
                           -----------------------------------------------------
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                 2.        Check the Appropriate Box if a Member of a Group

                      (a)
                      ----------------------------------------------------------
                      (b)
                      ----------------------------------------------------------

                 3.        SEC Use Only

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                 4.        Source of Funds (See Instructions) OO
                                                              ------------------

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                 5.        Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)

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                 6.        Citizenship or Place of Organization   Denmark
                                                                  --------------
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Number of        7.        Sole Voting Power     6,200,000
                                             -----------------------------------
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Shares

Beneficially     8.        Shared Voting Power   0
                                              ----------------------------------
Owned by                   -----------------------------------------------------

Each             9.        Sole Dispositive Power   6,200,000
                                                 -------------------------------
Reporting                  -----------------------------------------------------

Person
                 10.       Shared Dispositive Power   0
With                                               -----------------------------
                           -----------------------------------------------------

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,200,000
                                            -----------
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                 12.       Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)

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                 13.       Percent of Class Represented by Amount in
                           Row (11)  8.1%
                                    --------------------------------------------
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                 14.       Type of Reporting Person (See Instructions)
                           IN
                           -----------------------------------------------------
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ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, no par value of Maximum Dynamics, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a)    Name:                                 Johannes Clausen

(b)    Business Address:                     50 Ascott, Milnerton, Cape Town,
                                             7441, South Africa

(c)    Present Principal Occupation:         Vice President of Communications
                                             of the Issuer.

(d)    Disclosure of Criminal Proceedings:   Mr. Clausen has not been convicted
                                             in any criminal proceeding at any
                                             time.

(e)    Disclosure of Civil Proceedings:      Mr. Clausen has not been subject
                                             to any judgment, decree or final
                                             order enjoining violations
                                             of or prohibiting or mandating
                                             activities subject to federal
                                             or state securities laws or finding
                                             any violations with respect
                                             to such laws.


(f)    Citizenship:                          Mr. Clausen is a citizen of
                                             Denmark.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Clausen acquired 6,000,000 shares in exchange for his 89% ownership of Maseco Denmark A/S, a Danish Proprietary Limited Company on November 11, 2003 pursuant to a share exchange agreement. Mr. Clausen received an additional 50,000 shares in December 2003 pursuant to the Issuer's registration statement on Form S-8 plus an additional 100,000 shares of restricted stock. On February 27, 2004, Mr. Clausen acquired 50,000 shares of stock pursuant to the Issuer's registration statement on Form S-8.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Mr. Clausen acquired 6,000,000 shares in exchange for his shares of Maseco Denmark A/S, pursuant to an agreement by the Issuer to acquire Maseco Denmark A/S as a majority owned subsidiary. Mr. Clausen received an additional 50,000 shares in December 2003 pursuant to the Issuer's registration statement on Form S-8 plus an additional 100,000 shares of restricted stock. On February 27, 2004, Mr. Clausen acquired 50,000 shares of stock pursuant to the Issuer's registration statement on Form S-8.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Clausen beneficially owns a total of 6,200,000 shares of the Issuer's common stock as follows:

(a) Mr. Clausen directly and personally owns 6,200,000 shares of the Issuer's common stock which comprises 8.1% of the Issuer's total issued and outstanding shares.

(b) Mr. Clausen has sole voting and dispositive power as to the 6,200,000 shares he owns directly.

(c) Mr. Clausen acquired 6,000,000 shares in exchange for his shares of Maseco Denmark A/S, pursuant to an agreement by the Issuer to acquire Maseco Denmark A/S as a majority owned subsidiary. Mr. Clausen received an additional 50,000 shares in December 2003 pursuant to the Issuer's registration statement on Form S-8 plus an additional 100,000 shares of restricted stock. On February 27, 2004, Mr. Clausen acquired 50,000 shares of stock pursuant to the Issuer's registration statement on Form S-8.



(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Reference is made to the Issuer's Registration Statement on Form S-8 filed on February 27, 2004 and the exhibits thereto.




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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2004

--------------------------------------------------------
Date


/s/ Johannes Clausen
--------------------------------------------------------
Johannes Clausen


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)











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